EX-FILING FEES

Calculation of Filing Fee Tables
S-3
HSBC USA INC. /MD/
Table 1: Newly Registered and Carry Forward Securities

		Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to be Paid		Debt	Debt Securities	457(r)
Carry Forward Securities
Carry Forward Securities	1
			Total Offering Amounts:				$315,000		$46.49
			Total Fees Previously Paid:						$46.49
			Total Fee Offsets:						$ 0.00
			Net Fee Due:						$ 0.00

[1]	The maximum aggregate amount of the securities to which the amended prospectus relates is $315,000. The fee of $46.49 was previously paid - Accession No. 0001104659-24-084009